AIR FRANCE - KLM

45, rue de Paris

95747 ROISSY-CDG Cedex

FRANCE

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

By Courier	January 12, 2007

Dear Ms. Cvrkel

Air France-KLM Annual Report on Form 20-F for the Year Ended March 31, 2006 Filed July 19, 2006 (File No. 001-32139)

Air France-KLM (the “Company” or the “Group”) refers to the Staff’s comment letter dated December 1, 2006 on the above referenced annual report on Form 20-F (the “Annual Report”) of the Company.

Set forth below in detail are the responses of the Company to the Staff’s comments. For your convenience, each comment is repeated below in italics prior to the response.

MD&A - Results of Operations, page 70

- Total Operating Revenues, page 70

1. Please explain why other revenues for 2006 include 15 months of Servair revenues for the financial year ended March 31, 2005 compared to 12 months of Servair revenues for the financial year ended March 31, 2006. As part of your response, please explain why you believe it was appropriate to include 15 months of revenues in your consolidated financial statements for 2005.

Response

At March 31, 2005, the Group decided to align Servair’s December 31 fiscal year end to its own March 31 fiscal year end. Servair is the catering company of Air France and its revenues are therefore mainly intercompany revenues within the Group. The Company recorded the effect of such alignment in its statement of income based on the following two considerations:

(i)	IFRS does not provide guidance on how a parent company should recognize the effect of an elimination of a difference between a parent’s reporting date and that of a subsidiary; and

(ii)	the effect of the alignment of Servair’s reporting date to that of the Company was not material to the Group’s consolidated financial statements. Servair’s contributions to Group revenues and net income for the additional three month period (i.e., January through March 2005) was €33 million and €0.4 million, respectively, representing 0.2% and 0.02% of Group revenue and net income, respectively, for the year ended March 31, 2005.

- External Expenses, page 76

2. We note your disclosure that the increase in charges to operating provisions is principally a result of the write-back of a provision during the year ended March 31, 2005. Please explain to us the nature of the changes in events or circumstances that resulted in this write-back and explain why you believe it was appropriate to record it in the year ended March 31, 2005.

Response

See the response to question 19 below.

Consolidated Income Statements, page F-3

3. We note your presentation of “income from current operations” and “income from operating activities” on the face of the income statement. Please explain to us why you believe that presentation of both subtotals is relevant to an understanding of your financial performance. See paragraph 83 of IAS 1.

Response

The Company believes that the presentation of “Income from current operations” and “Income from operating activities” (i) enhances the predictive value of its income statement, (ii) provides relevant and useful information to investors, and (iii) is compliant with the principles contained within IAS 1, the IASB Framework and the guidance issued by the French Accounting Standards Council (Conseil National de la Comptabilité) (the “CNC”).

The subtotal “Income from current operations” has been added in the face of the IFRS consolidated income statement because it is (i) the measure used internally to assess the Company’s operating performance; and (ii) the key financial measure used by various companies in the industry as well as analysts and investors. Accordingly, the Company believes that it is relevant and useful information for investors which should be presented in its financial statements.

Key elements of the Company’s consideration are summarized below.

•	The Company considered the guidance contained in paragraphs 83 through 87 of IAS 1, which states [emphasis added]:

“83- Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to the understanding of the entity’s financial performance.

84- Because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Additional line items are included on the face of the income statement, and the descriptions used and the ordering of items are amended when this is necessary to explain the elements of financial performance. Factors to be considered include materiality and the nature and function of the components of income and expenses.

86- When items of income and expense are material, their nature and amount shall be disclosed separately.

87- Circumstances that would give rise to the separate disclosure of items of income and expense include:

(a) write-downs of inventories to net realisable value or of property, plant and equipment to recoverable amount, as well as reversals of such write-downs;

(b) restructurings of the activities of an entity and reversals of any provisions for the costs of restructuring;

(c) disposals of items of property, plant and equipment

(d) disposals of investments;...”

•	In addition, the Company considered paragraph 28 of the IASB Framework which states [emphasis added]:

“Information about financial position and past performance is frequently used as the basis for predicting future financial position and performance and other matters in which users are directly interested, such as dividend and wage payments, security price movements and the ability of the entity to meet its commitments as they fall due. To have predictive value, information need not be in the form of an explicit forecast. The ability to make predictions from financial statements is enhanced, however, by the manner in which information on past transactions and events is displayed. For example, the predictive value of the income statement is enhanced if unusual, abnormal and infrequent items of income or expense are separately disclosed.”

The lack of predictive value must therefore be assessed not only in terms of frequency, but also in terms of materiality, among other things. The Company considers that materiality must be assessed not only by comparing the amount concerned with the income from operating activities of the period, but also in terms of changes in the item from one period to the other. This is consistent with guidance outlined in paragraph 39 of the IASB Framework, which states, in part:

“Users must be able to compare the financial statements of an entity through time in order to identify trends in its financial position and performance.”

•	The Company also considered the recommendation (“Recommandation N° 2004-R.02 relative au format du compte de résultat, tableau des flux de trésorerie et tableau de variation des capitaux propres, des entreprises sous référentiel comptable international “) issued by the CNC in October 2004, as discussed further below. The Company informs the Staff that, on September 20, 2005, the French Security Exchange Regulator (Autorité des marches financiers) (the “AMF”) issued a communication to French listed companies regarding, among other things, the presentation of their income statement presentation, among other things. In this communication, the AMF raised the importance of comparability and highly recommended that French listed companies adopt the CNC Recommendation on the format of financial statements. The Company respectfully informs the Staff that due to the factors mentioned above, “Income from current operations” or “Current operating income” is commonly presented by French listed companies applying IFRS within their income statement.

Relevant excerpts of the official translation of the CNC recommendation include [emphasis added]:

“§ 4.2 Definition of Current Operating Income/Income from current operations

The CNC working group agrees with the IASB ‘s decision to abolish the concept of extraordinary items, a concept that can only result in a misleading or incomplete view of operating performance, as the classification between operating and so called extraordinary items is always arbitrary.

However, the working group also noted the desire of both entities and analysts to define a long-term sustainable performance indicator. To meet this demand, entities will be given the option of presenting their current results of operating activities, defined as the difference between total results of operating activities and ‘other operating income and expenses’.

The definition of ‘other operating income and expenses’ is highly restrictive (see 5.5.5).

§ 5.5.5 — Other operating income and expenses

This line item is only used for major events occurring during the reporting period which are likely to distort interpretation of the entity’s operating performance. It therefore includes a very limited number of unusual, abnormal or infrequent items of income or expense that are highly material, which the entity discloses separately to facilitate understanding of its sustainable operating performance and to give users of the financial statements relevant information for predicting future performance, in accordance with the principles set out in paragraph 28 of the IASB Framework.

Other operating income and expenses comprise a few clearly identified, non-recurring items that are material in terms of consolidated performance, which the entity generally discloses to outside users. The amount and nature of these items should be described in detail in the notes. Entities are also encouraged to disclose the nature and amount of these items by segment (see lAS 14 paragraphs 59 and 60).”

Using the guidance outlined above, the Company considered the factors described in the amendment to Note 3.8 proposed below to determine which components of income from operating activities should be excluded from “Income from current operations.”

In € millions	Year ended March 31,
	2006	2005
Sales of aircraft equipment	2	19

Negative goodwill	5	1,354

Gain on Amadeus GTD transaction	504	—
Restructuring costs	(1)	(21)
Disposal of subsidiaries and affiliates	3	(1)
Compensation on slot swaps	4	17
Other disposal of assets	2	9

Other non current income and expenses	512	4

Note 3.8 to the Company’s consolidated financial statements explains the basis of the presentation of the subtotals “Income from current operations” and “Income from operating activities” and currently reads as follows:

“3.8. Distinction between income from current operations and income from operating activities

Income from current operations includes all the income and expenses directly related to the Group’s ordinary operations. Unusual items defined as non-recurring income and expenses by virtue of their frequency, nature and amount (such as restructuring costs) and non-financial items are recorded as other non-current income and expenses, i.e. they are excluded from income from current operations.”

In response to the Staff’s comment, the Company proposes to amend Note 3.8 to its consolidated financial statements to read as follows:

“The Company has considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income from operating activities. This subtotal, named “Income from current operations”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.

Those elements can be divided in three categories:

•	Elements that are both very infrequent and material, such as the recognition in the income statement of negative goodwill and the Amadeus GTD transaction

•	Elements that have been incurred for both periods presented and may recur in future periods but for which (i) amounts have varied from period to period, (ii) the Company believes that amounts to be incurred in future periods will continue to vary materially in amount and nature such as sales of aircraft equipment and disposals of other assets.

•	Elements that are by nature unpredictable, if they are material such as restructuring costs. The Company considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other.”

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

4. We note that the amount of stock based compensation charged to retained earnings in your consolidated statement of changes in stockholders’ equity during the year ended March 31, 2006 is Euro 80 million. Please explain to us the nature of this amount and explain why it differs from the total amount charged to expense for stock based compensation of Euro 29 million as disclosed in Note 27.2 and Note 7. Also, please explain to us why you believe it is appropriate to record the amount as a reduction to retained earnings.

Response

On September 18, 2003, Air France signed an agreement with certain trade unions (“Echange-Salaires Action” (“ESA 2003”)) whereby employees of the Company may accept a reduction in their salary in exchange for Air France shares. The French State, the Company’s principal stockholder owning 54% of Air France’s share capital at the time, agreed to grant these shares to employees pursuant to an agreement with Air France under which the French State received €109 million in compensation. This compensation amount was calculated based on a formula stipulated in the agreement. The payment of compensation to the French State was treated as a purchase of treasury shares although Air France was never in possession of the shares. For these reasons, the amount was recorded as a reduction of stockholders’ equity.

The amount of €80 million presented in the Company’s stockholders’ equity corresponds to the payment of €109 million to the French State reduced by €29 million of employee compensation expense for the year ended March 31, 2006 accounted for in accordance with IFRS 2 for the ESA 2003 plan. The shares currently granted to employees are Air France-KLM shares.

Statements of Consolidated Cash Flows, page F-8

5. In future filings, please disclose any non-cash investing and financing transactions, such as acquisition of aircraft or equipment under finance lease, in the notes to the financial statements. See paragraph 43-44 of IAS 7.

Response

In response to the Staff’s comment, the Company will disclose any non-cash investing and financing transaction to comply with paragraphs 43-44 of IAS 7 in its future filings.

The Company advises the Staff that, as of today, it has not entered into material non-cash investing and financing transactions.

Non-cash transactions typically include the acquisition of assets by means of finance leases. Air France-KLM, however, uses the following scheme, usually spread over several months, to finance its purchases of flight equipment:

1st Step: purchase of flight equipment from aircraft manufacturers by means of a cash disbursement (in advance and upon delivery)

2nd Step: sale of flight equipment to an external party followed by a lease back transaction with cash inflows from the lessor at the time of the sale.

As a consequence, finance lease transactions are not treated as non–cash transactions by the Company.

Note 3.13.5. Leases, page F-18

6. We note your disclosure that in the context of sale and operating leaseback transactions, the related gains are deferred and amortized over the lease term when the transaction is established under or over the fair value. Please tell, us, and disclose in future filings, your accounting policy for recognizing losses on operating sale leaseback transactions. See paragraph 61 of IAS 17.

Response

The Company’s accounting policy for recognizing losses on operating sale leaseback transactions is as follows:

In the context of sale and operating leaseback transactions, the related profit or losses are accounted for as follows:

They are recognized immediately when it is clear that the transaction is established at fair value. If the sale price is below fair value, any profit or loss is recognized immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used, and

If the sale price is above fair value, the excess over fair value is deferred and amortised over the period for which the asset is expected to be used.

In response to the Staff’s comment, the Company will disclose this accounting policy in future filings.

Note 3.18. Provisions for restitution of aircraft under operating leases, page F-20

7. We note your disclosure that when the condition of aircraft held under operating leases exceeds the return conditions in the lease agreement, you capitalize the excess and amortize it over the period ending when the restitution criteria are met. Citing relevant authoritative literature, please tell us your basis for this accounting treatment under IFRS and explain why you believe it is appropriate to capitalize this amount.

Response

The Company enters into operating lease transactions whereby, according to the terms of the lease, the leased aircraft is returned to the lessor in a specific contractual condition which is less than 100% potential. The potential of an aircraft corresponds to the time it can be operated until the next airframe overhaul or engine shop visit. When an airframe overhaul or an engine shop visit is performed part-way during the lease term, the potential of an aircraft is restored to 100% which may result in an excess of remaining potential over the required return condition at the end of the lease. Maintenance costs incurred by the Company on aircraft held under operating leases in excess of the return conditions represents future economic benefits to the Company through the use of the excess potential during the operation of the aircraft. In case of a termination of the lease agreement and the return of the aircraft to the lessor, the excess potential is reimbursable by the lessor. As a result, the Company concluded that the excess maintenance costs can be recognized as assets in accordance with paragraphs 53 through 59 of the Framework of IFRSs.

Note 4.1. Acquisition of KLM, page F-22

8. We note your disclosure that the negative goodwill that resulted from the interest in the net fair values of KLM’s identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost was immediately and totally reversed to operating profit in the income statement. Please explain to us the nature of the reassessment that was performed, if any, on the identification and measurement of KLM’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination. If a reassessment was not performed, please explain to us why you believe you were not required to perform such analysis. See paragraph 56 of IFRS 3.

Response

As described in Note 4.1 of the Company’s consolidated financial statements, on May 4, 2004, Air France acquired a controlling interest in KLM through a stock-for-stock transaction. At that date, Air France allocated the cost of the business combination by recognizing KLM’s identifiable assets, liabilities and contingent liabilities at their fair values using various valuation techniques based on the use of appropriate industry data sources as well as the reliance on independent appraisals. The completion of this valuation exercise resulted in the determination of €1,352 million of negative goodwill. As required by paragraph 56 of IFRS 3, the Company reassessed the identification and measurement of the above mentioned assets and liabilities with special attention given to the most significant categories of assets i.e. intangible assets, aircraft and KLM pension funds. Upon completion of this reassessment, the Company concluded that the assets and liabilities acquired had been properly valued and recognized in profit or loss the negative goodwill. In reaching its conclusion, the Company also considered that in the years preceding the business combination between Air France and KLM, traditional air carriers generally had a market capitalization that was, on average, below their net asset value, due to the fact that their historic return on capital employed had, in general, been below the weighted average cost of capital (which also included a compensation on equity). The Company believes that one of the reasons the market value of KLM was relatively low compared to some other European airlines related to its weaker strategic position given its small home market and the lack of a strong European airline partner.

The Company further informs the Staff that the reasons behind the decision of KLM management to accept an offer price at a significant discount to its net asset value was discussed in the section “Background to the Offer and the Combination” contained in the registration statement on Form F-4 filed with the SEC in connection with the tender offer for KLM shares by Air France on April 5, 2004. The relevant excerpts read as follows:

“In recent years, most traditional airlines have had a market capitalization that has on average been below their net asset value, and KLM has in recent years been valued by the market at a significantly larger discount to net asset value than most other European airlines, presumably as a consequence of KLM’s weaker strategic position given its small home market in the Netherlands and its long-standing lack of a strong European partner. The negotiations between Air France and KLM relating to the exchange ratio were consistently based on the relative values of the two companies as reflected in their respective market capitalizations rather than their net asset value. KLM's management and supervisory boards agreed to accept Air France’s offer at a significant discount to KLM's net asset value after they reviewed all of the strategic options available to KLM, including remaining an independent company, and concluded that at that time there was no superior strategic alternative to the combination. In assessing the offer in light of the fact that the consideration offered by Air France was below KLM's net asset value, the KLM management and supervisory boards considered certain factors, including the benefits that KLM believed may arise from combining certain complementary features of Air France's and KLM’s businesses, KLM's expectation that cost savings and revenue-increasing synergies could be realized following completion of the offer, and the benefits associated with KLM's expected admission into the SkyTeam alliance.”

Note 10. Other non-current income and expenses, page F-33

9. We note that in the year ended March 31, 2006, you recognized a gain of 504 million on the Amadeus GTD transaction. Please explain to us all of the significant terms of this transaction and include how you calculated or determined the amount of the gain to be recognized. Also, explain why you believe gain recognition for this transaction was appropriate for both IFRS and US GAAP purposes. In addition, please explain to us how you accounted for the amounts contributed by Air France and explain to us why you have not recognized your share of WAM Acquisition’s loss through March 31, 2006, as disclosed in Note 19.

Response

9.1 Significant terms of the transaction

Prior to the Amadeus Global Travel Distribution SA (“Amadeus”) transaction in July 2005, the Company, a founding shareholder of Amadeus, owned a 23% investment, representing 43.2% of voting rights, in Amadeus, a company listed on the Spanish Stock Exchange. Amadeus was accounted for as an equity method investment in the consolidated financial statements of Air France-KLM.

The carrying value of the investment was approximately €313 million as of June 30, 2005. The Company deemed its investment in Amadeus as strategic and did not intend to reduce its interest in Amadeus.

In July 2005, a group of private equity investors (the “Investors”) completed a leveraged buy-out transaction by which they took control of Amadeus. The Investors, through a newly created company, WAM Acquisition SA (“WAM”), purchased Amadeus’ floating equity as well as financial interests owned by the Company and two other airlines (Lufthansa and Iberia). Following the transaction, the Company holds a 23% financial interest in WAM, the same level of financial interest as previously owned in Amadeus.

Based on the offer, the fair value of the Company’s stake in Amadeus was estimated at €1,022 million. Additionally the Company, Lufthansa and Iberia surrendered their voting rights in excess of their share ownership percentages.

With respect to the Company’s reinvestment, such reinvestment consisted of both equity (cash amounting to approximately €129 million) and a shareholder’s loan (amounting to approximately €76 million) that is senior to any other Amadeus financial debt.

The shareholder agreement is designed to:

•	protect the rights (not substantial participating rights) of the minority shareholders e.g. the Company, Lufthansa and Iberia;

•	define voting majorities in case of occurrence of specific events / transactions;

•	define put options allowing Lufthansa and Iberia to sell their stake in WAM to the Investors;

•	define exit conditions for the Investors (IPO after a 18 month lock-up period, pre-emption rights by the Company, Lufthansa and Iberia).

The Company exerts “significant influence” on WAM and applies the equity method of accounting (pursuant to IAS 28 Investment in Associates under IFRS and APB 18 The Equity Method of Accounting for Investments in Common Stock under US GAAP) to its investment in WAM subsequent to the transaction. Air France-KLM is not expected to guarantee debt or enter into any other “make-well” agreements that may require the Company to infuse cash into WAM.

9.2 Accounting treatment adopted by Air France-KLM

The Company has concluded under both IFRS and US GAAP that:

•	The Company should recognize a gain at the time the transaction was consummated based on the fact that the transaction equates to a distribution by Amadeus to the Company in excess of its carrying amount for such investment,

•	Subsequent to the transaction, the Company would stop recognizing its proportionate share of WAM’s earnings in its financial statements until the time the Company’s cumulative share of net income equals the amount of the gain recognized at the time the transaction occurred.

9.2.1 Gain Recognition

•	Under IFRS

In the absence of IFRS accounting literature directly applicable to the transaction, the Company has considered by analogy the requirements of IAS 18 Revenue paragraphs 14 and 12, to determine whether a sale should be recognized. The Company believes that the transaction did not meet all the sale criteria set forth in paragraph 14 of IAS 18, notably because risks and rewards have not been transferred and because of the continuing involvement of the Company in Amadeus through its interest ownership in WAM. In addition, the Company considered IAS 18.12 relating to the exchange of goods and services and concluded that the transaction should not be considered to be an exchange of assets and believes that WAM has simply incurred additional financial debt to pre-pay a special dividend distribution to its shareholders.

Therefore, the Company believes that the appropriate way to view the transaction is as a distribution from an equity method investee. The continuing investors’ economic interest in the investee is substantially the same after the transaction as before, and the investee represents the same business as before (only more leveraged). Therefore, in order to determine whether or not the Company should recognize a gain on this transaction, the Company considered the requirements of IAS 28 paragraph 29 that deals with an investor’s share of losses of an investee that equal or exceed the carrying amount of an investment accounted for by the equity method. The Company believes that the “losses” analogy can also be made for the distribution of dividend in excess of the net assets of Amadeus.

Consequently, the Company believes that the cash distribution (less any obligation to re-invest in Company A) should reduce the investor’s basis first until it reaches zero (i.e. reduction of €313 million); then, if the investor has no obligation to reinvest or otherwise support the operations of WAM, gain recognition would be appropriate under the requirements of IAS 28 for any excess of cash distributed. With respect to Air France KLM’s reinvestment in WAM (cash amounting to approximately €129 million and a shareholder’s loan amounting to approximately €76 million) Air France-KLM believes that both equity investment in WAM and shareholder’s loan (with respect to such loan, based on paragraph 29 of IAS 28) would reduce the magnitude of the gain referred to above. Such paragraph stipulates that “if an investor’s share of an associate equals or exceeds its interest in the associate, the investor discontinues recognising its share of future losses. The interest in an associate is the carrying amount of the investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor’s net investment in the associate. For example, an item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, an extension of the entity’s investment in that associate. Such items may include preference shares and long-term receivables for which adequate collateral exists, such as secured loans. Losses recognized under the equity method in excess of the investor’s investment in ordinary shares are applied to the other components of the investor’s interest in an associate in the reverse order of their seniority (i.e. priority in liquidation).”

•	Under US GAAP

The Company has considered the provisions of EITF 98-7, Accounting for Exchanges of Similar Equity Method Investments (codified in EITF 01-21, Interpretations of APB Opinion No 29, (“EITF 01-2”)) and concluded that the transaction should not be considered as an exchange of an investment in Amadeus, accounted for under the equity method for another interest in WAM (also accounted for as an equity investment), with a cash payment that is substantial.

As under IFRS, the Company believes that the appropriate way to view the transaction is as a distribution from an equity method investee. Therefore, in order to determine whether or not the Company should recognize a gain on this transaction, the Company considered the provisions of APB 18, paragraph 19 (i) that deals with an investor’s share of losses of an investee that equal of exceed the carrying amount of an investment accounted for by the equity method. The Company believes that the “losses” analogy can also be made for the distribution of dividend in excess of the net assets of Amadeus.

As under IFRS, the Company believes that the cash distribution (less any obligation to re-invest in Company A) should reduce the investor’s basis first until it reaches zero; then, if the investor has no obligation to reinvest or otherwise support the operations of WAM, gain recognition would be appropriate under the requirements of IAS 28 for any excess of cash distributed. For the loan, an analogy from EITF 98-3 Accounting by an Equity Method Investor for an Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee was drawn.

The Company additionally considered the provisions of SEC Staff Accounting Bulletin Topic 5-U Gain Recognition On The Sale Of A Business Or Operating Assets To A Highly Leveraged Entity (“SAB Topic 5-U) and concluded that the factors referred to in SAB Topic 5-U were not met thus allowing recognition as set forth above.

9.2.2 Subsequent accounting for Air France-KLM’s interest in earnings of WAM

•	Under IFRS

The Company applied IAS 28.30 which states: “After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.”

Consequently, if WAM (the investee) subsequently reports net income, the investor (Air France-KLM) should resume applying the equity method in accordance with IAS 28 only after its share of WAM cumulative net income equals the gain recognized at the time the transaction occurred.

•	Under US GAAP

The accounting treatment is identical under US GAAP, with the Company applying the requirements of paragraph 19(i) of APB 18.

9.3 Calculation of the gain

In € million	Under IFRS	Under US GAAP
Contribution received	1,022	1,022
Cash reinvestment	(129)	(129)
Shareholders loan	(76)	(76)
US GAAP adjustments (Note 41.1 (h))		(21)
Carrying value of Amadeus investment	(313)	(313)

Gain on the Amadeus transaction	504	483

[1]	It should be noted that this EITF 01-2 has been partially nullified by the release of SFAS 153 “Exchanges of Nonmonetary assets, an amendment of APB Opinion No 29” which states in brief that any exchange of nonmonetary assets not excluded by the scope of SFAS 153 should be accounted for at fair value except if it lacks commercial substance (as defined in paragraph 2 d of SFAS 153). SFAS 153 was not adopted by Air France KLM for the year ended March 31, 2005 as mandated by 7 of SFAS 153.

10. Also, please clarify the meaning of the disclosure on page F-47 stating “given the negative net equity after neutralization of amounts reinvested by the Air-France-KLM Group, its contribution to the consolidated financial statements is nil”.

Response

The Company respectfully requests the Staff to refer to the response made to question 9 above dealing with the subsequent accounting for Air France-KLM’s interest in earnings of WAM.

Note 12.3. Effective tax rate, page F-36

11. We note that the difference between the standard tax rate in France and the effective tax rate includes an adjustment for a TSDI settlement. Please explain to us the nature of this settlement.

Response

In 2006, the French state clarified in the 2006 Finance Law the taxation rules applicable to TSDI (perpetual loans) transactions realized between 1988 and 1992. The taxable amount was reduced from the cumulative interest payments over fifteen years to the cumulative amount paid over the last three years of the fifteen -year period. The application of the new taxation rules resulted in the recognition of a deferred tax benefit of €28 million at March 31, 2006.

Note 26. Equity attributable to equity holders of Air France-KLM SA, page F-50

12. We note your disclosure of the number of shares issued and fully paid as of March 31, 2006. In future filings, please disclose either on the face of the balance sheet or in the notes to the financial statements, the number of shares authorized. See paragraph 76 of IAS 1.

Response

In response to the Staff’s comment, the Company proposes to include the following disclosure in its future filings:

“Since July 12, 2005, the shareholders have delegated to the board of directors the right to carry out any capital increase (other than by way of an in-kind contribution), provided that this increase has been previously authorized by the shareholders.

Pursuant to the Combined Ordinary and Extraordinary Shareholders’ Meeting of Air France-KLM held on July 12, 2005, the Board of Directors has the authority, to issue ordinary shares and securities giving access via any and all means, immediately or in the future, to existing shares or shares to be issued by the Company, for a maximum amount of 66,905,034 shares.”

Note 26.3. Treasury shares, page F-51

13. Please revise your statement of changes in shareholders’ equity in future filings to include a reconciliation of the number of treasury shares held by the Company during the various periods presented.

Response

In response to the Staff’s comment, the Company proposes to include, in future filings, the following disclosure in Note 26.3 to its consolidated financial statements (“Treasury shares”) cross referring to the table of change in stockholders’ equity:

	Treasury shares
	Number	In € million
March 31, 2005	1,299,538	(19)
Change in the period	2,850,597	(39)
March 31, 2006	4,150,135	(58)
Change in the period
March 31, 2007

Note 26.4. Reserves and Retained Earnings, page F-52

14. We note that of the approximately 3 million of other reserves at March 31, 2006. 1 million is attributable to distributable reserves. Please explain to us and disclose in future filings, the nature of the remaining balance in other reserves. Also, please explain to us the nature of the statutory reserve balance and explain how this reserve is determined or calculated.

Response

In response to the Staff’s comment, please note that, as of March 31, 2006, other reserves consist of the following:

(in € millions)	As of March 31, 2006
Distributable reserves	1,053
Gain/(loss) on cash flow hedge and available for sale securities	1,051
Accumulated results of consolidated subsidiaries not yet distributed	946
Other reserves	3,050

Distributable and statutory reserves are similar in nature and mainly comprise that part of parent company reserves appropriated to reserves by annual shareholders’ meetings. In order to avoid confusion, the Company proposes to remove the distinction made between these two line items in future filings.

Other reserves also include the aggregate results of consolidated subsidiaries not yet distributed.

In response to the Staff’s comment, the Company will clarify the disclosure in its future filings.

Note 27.2. Plans granted after November 7, 2002, page F-54

15. We note that during the year ended March 31, 2006, 390,609 options were granted. Please tell us, and disclose in future filings, the vesting terms of the options. Also, please tell us how the fair value of the options was determined or calculated at the time of issuance and tell us if you have recorded any compensation expense related to the option issuance under IFRS or US GAAP. If not, please explain why you do not believe it is appropriate to recognize compensation expense for these options. Also, if an option pricing model was used to determine the fair value of the options, please disclose in future filings, the assumptions used in the model. See paragraph 47 of IFRS 2.

Response

The vesting conditions of the KLM options granted during the year ended March 31, 2006 are such that one third of the options vest at the grant date with a further one-third after expiration of one and two years, respectively. Vesting is conditional on KLM achieving predetermined non-market performance criteria. Subject to restrictions relating to the prevention of insider trading, options may be exercised at any time between the third and the fifth anniversary of the day of grant. The fair value of the options granted of €1.1 million was determined using the Black & Scholes pricing model, and the Company recognized compensation expense of €0.3 million during the year ended March 31, 2006. The assumptions used in the pricing model are as follows:

The fair market value of the options was determined using the Black & Scholes pricing model and the following assumptions:

•	Share price: €13.50

•	Option exercise price: €13.11

•	Expected stock price volatility computed on a historical basis : 22.29%

•	Expected option life : 5 years

•	Risk free interest rate (range) : 2.88%

•	Expected dividend yield : 3.22%.

In response to the Staff’s comment, the Company will include the disclosure in its future filings.

16. In future filings, please disclose the range of exercise prices and weighted average remaining contractual life for all options outstanding at the end of the period. Also, for outstanding KLM options, please disclose the vesting terms of these options and the number of options exercisable at the end of each period for which a balance sheet is presented. See paragraph 45 of IFRS 2.

Response

In response to the Staff’s comment, the Company proposes to amend, in its future filings, its share based compensation disclosure to include the following three disclosures:

(i) The vesting terms of the options will be added below the table disclosing the outstanding share based compensation plan in Note 27 to the consolidated financial statements as follows:

“KLM stock-option plans granted from 2000 through 2004 vest over a three year period.

The vesting conditions of the options granted on July 31, 2005 are such that one third of the options vest at grant date with further one-third after expiration of one and two years, respectively. Vesting is conditional on KLM achieving predetermined non-market performance criteria.

(ii) The number and weighted average exercise prices of share options table will be revised in future filings to incorporate (a) the information on exercisable options and (b) the information related to the Air France stock option plan as follows:

	Average exercise price (€)	Number of options
Options outstanding as of April 1, 2004	15.75	3,516,596
KLM acquisition	13.54	1,771,941
Options forfeited during the period	—	—
Options exercised during the period	9.91	(162,963)
Options granted during the period	—	—
Options outstanding as of March 31, 2005	15.17	5,125,574
On which : options exercisable at March 31, 2005	11.28	1,167,045
Options forfeited during the period	26.18	(58,512)
Options exercised during the period	13.82	(1,406,655)
Options granted during the period	13.11	390,609
Options outstanding as of March 31, 2006	15.28	4,051,016
On which : options exercisable at March 31, 2006	15.52	3,660,407

(iii) The range of exercise prices and weighted average remaining contractual life for all options outstanding as of March 31, 2006 will be disclosed as follows :

Range of exercise prices per share	Number of options	Weighted average remaining life (years)	Weighted average exercise price per share (in euros)
From 5 to 10 euros per share	82,611	2.25	6.48
From 10 to 15 euros per share	989,237	3.43	13.02
From 15 to 20 euros per share	2,646,998	1.16	15.76
From 20 to 40 per share	332,170	0.58	20.44

Total	4,051,016	1.69	15.28

17. We note from your disclosure in the reconciliation to US GAAP in Note 41 that under IFRS a portion of the ESA 2003 compensation plan is not recognized on a straight-line basis. Please tell us, and disclose in future filings, how you recognize compensation expense under the ESA 2003 plan and how that accounting complies with the guidance in IFRS 2.

Response

In accordance with the ESA 2003 plan signed on September 18, 2003, employees who accepted a reduction in their salary received the total number of shares they had subscribed for at the grant date. The election to reduce the salary in exchange for Air France shares was irrevocable. Shares under the ESA 2003 plan were subscribed to by the employee at a discounted price as compared to the market price at the grant date.

Under IFRS 2, this plan was analyzed as a share purchase plan in which the portion of the future salary foregone represented payment for the shares. The discount on the share purchase price calculated at the date the employee subscribes to the plan represents the share-based payment taking into account time value of money when measuring the purchase price. Shares granted vest in annual installments over the six-year period

In the event an employee leaves the Company prior to the end of the six-year period, the unvested shares are returned to Air France which, in turn, returns them to the French State. For instance, if an employee leaves one year after the beginning of the vesting period, he/she will be able to leave with 1/6 of the shares he/she subscribed and will have to return the remainder (i.e. 5/6) to Air France.

Under IFRS 2.IG 11, an entity should treat each installment as a separate grant. The ESA 2003 plan share-based payment is therefore recognized on a straight-line basis over the requisite service period for each separately vested portion, which gives the overall effect of accelerated vesting.

Under US GAAP, Statement 123 indicates that an entity may estimate the fair value of an award of stock options with graded vesting using different estimated lives for each group of options depending on the length of the vesting period for that group. If the entity uses that method, the attribution pattern specified by Interpretation 28 should be used. If the entity does not use different estimated lives but rather uses either an average life for the entire award or different lives based on considerations other than the vesting period for each group, it may use either the Interpretation 28 approach or an approach that allocates compensation cost ratably over the service period. However, to be consistent with the attribution pattern required for other employee benefit plans, the cumulative compensation cost recognized at any date must at least equal the value of the portion of the award that is vested.

In its previous filings, the Company made an accounting policy election for plans similar to the ESA 2003 plan to allocate the related compensation costs ratably over the service period as (i) the Company does not use different estimated useful lives in the determination of the fair value of the award and (ii) cumulative compensation cost recognized at any date equals the portion of the award vested. The Company maintained such policy for the ESA 2003 plan.

The Company will amend its disclosures in future filings to clarify its accounting relating to the ESA 2003 plan.

Note 28. Provisions and retirement benefit, page F-56

18. For each of the categories of provisions presented in Note 28, please tell us and explain in the notes to your financial statements in future filings, the line item on the income statement where the provision amount is recorded. As part of your response and your revised disclosure, please clarify the nature of the amounts included in the depreciation, amortization and provisions line items in your consolidated income statements.

Response

The provisions related to retirement benefits, restitution of aircraft and restructuring are recorded in the “Salaries and related costs“, “Provisions”, and “Other non-current income and expenses” line items of the income statement, respectively. The provisions related to litigation are recorded in income statement line items corresponding to the nature of the litigation.

The Company respectfully informs the staff that the detail of the “depreciation and amortization” line item is provided in note 8 of the consolidated financial statements.

We will disclose the above information in our future filings as part of the notes to our financial statements.

19. We note that during the years ended March 31, 2006 and 2005 you recorded a reversal of unnecessary provisions to the restitution of aircraft provision. Please explain to us the nature and specific timing of the facts and circumstances that resulted in this reversal including why you believe it was appropriate to recognize the reversal during each of these years.

Response

The Company accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria specified in the lease agreement.

For the year ended March 31, 2006, the amount reported as unnecessary provision should have been presented in the caption “Use of provision”. The amount of €17 million corresponds to actual maintenance cost incurred during the year ended March 31, 2006. For the year ended March 31, 2005, the amount reported as unnecessary provision should have been €31 million, as €28 million of the €59 million reported corresponded to actual maintenance costs incurred during the year ended March 31, 2005. The Company will revise its disclosure accordingly in its future filings.

The €31 million of reversals recorded during the year ended March 31, 2005 corresponded primarily to provisions for restitution cost of certain equipment, such as limited life parts, landing gears, and fan thrust reversers. During the year ended March 31, 2005, the Company improved its data base to develop a more precise estimation based on the Company’s experience. This refinement of the estimation of the provision for restitution resulted in the €31 million reversal. The Company concluded that such revision of the provision was a change in accounting estimate under French GAAP. Under IFRS, the company also concluded that the revision of the provision was a change in estimate in accordance with paragraph 31 of IFRS 1 stating that “an entity’s estimate under IFRS at the date of transition to IFRS shall be consistent with estimates made for the same date under previous GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error”.

Note 28.2. Other provisions, page F-59

20. We note from the table in Note 28 that you have a provision for litigation with third parties recorded as of March 31, 2006. In light of the fact that the discussion in Note 35 does not indicate any provisions that have been recorded for the issues disclosed, please tell us, and disclose in future filings, the nature of the amount recorded as a litigation provision as of March 31, 2006. See paragraph 85 of IAS 37.

Response

In response to the Staff’s comment, the Company will disclose in future filings the nature of the amount recorded as a litigation provision.

As of March 31, 2006, such litigation provision was comprised of (i) tax disputes with the tax authorities related to taxes other than income taxes and (ii) various litigations with former employees of the Company.

In its future filings, the Company will combine the information disclosed in Notes 28 and 35 to its consolidated financial statements into a single footnote disclosure.

Note 29.3 Oceane (convertible bonds), page F-61

21. We note that the debt is convertible into new or existing Air France-KLM shares. Please tell us, and disclose in future filings, the share price of the conversion option. Also, please tell us how you have evaluated the conversion option as a potential derivative under IAS 39.

Response

In response to the Staff’s comment, the Company will disclose in future filings the fact that the Oceane bond is redeemable either for cash or for new or existing Air France-KLM shares. The resulting share price for the bond holder electing for conversion of the Oceane is €20.5.

The conversion option would have qualified as a potential derivative under IAS 39 if the bond was convertible into a variable number of shares and/or for a variable amount of cash. The Company did not identify any term of the bond contract which led to consider that the bond is convertible into a variable number of ordinary shares or for a variable amount of cash. The Company noted in particular that the:

•	Number of shares granted to the bond holders (if conversion option is exercised) is fixed: one share for one note;

•	Convertible bond is denominated in the Group’s functional currency (euro): the amount of cash does not vary as a consequence of a change in a foreign exchange rate;

•	Embedded derivatives (issuer call and investor put options on the Oceane) have been considered as closely and clearly related to the debt component as the options’ exercise price approximately equals the carrying amount of the host debt instrument before separating the equity element under IAS 32.

On this basis, the Company concluded that Oceane does not contain any embedded derivatives.

The conversion option meets the definition of an equity instrument under IAS 32 as the bond is convertible into a fixed number of ordinary shares or reimbursable for a fixed amount of cash; consequently, the conversion option has been excluded from the scope of IAS 39 in accordance with IAS 39 paragraph 2 d.

Note 29.5 Other Long-Term Debt, page F-62

22. Please disclose in future filings, the nature and significant terms of the reservation of ownership clause and mortgage debt.

Response

In response to the Staff’s comment, the Company will expand, in future filings, its current disclosure as follows:

“Mortgage debt is a debt secured by a mortgage on an aircraft. The mortgage is filed at the national civil aviation authority (the DGAC in France) in order to be publicly available to third parties. A mortgage grants to the mortgagee a right to enforce the security (judge’s order) by causing the sale of the asset and receiving the proceeds of the sale in priority to the extent of its claim. The debtor retains title to the aircraft.

There are no specific covenants in the related loan documentation. The term of these financings is mostly 12 years, with a balloon payment due at year 12.

Some aircraft purchases are financed and the related loan agreements contain a reservation of ownership clause as security, such that the creditor is the registered owner of the aircraft. The reservation of ownership clause provides that the transfer of title automatically occurs upon payment in full of the loan. Should the Company fail to pay any installment, the seller may repossess the aircraft. Any proceeds arising from the further sale or lease of the aircraft by the seller to a third party will reduce the Company’s liability accordingly and any excess will be paid to the Company.

There are no specific covenants in the related loan documentation. The term of those financings is mostly 12 years, with a balloon payment due at year 12.”

Transition from French Accounting Standards to IFRS

General

23. We note that your previously filed financial statements included a statement of cash flows presented in accordance with French Accounting Standards. Please revise to explain the material adjustments, if any, to the cash flow statement as presented under IFRS, or alternatively disclose that you did not have any material adjustments to the cash flow statement in the transition from French accounting standards to IFRS. See paragraph 40 of IFRS 1.

Response

The Company advises the Staff that there was no material adjustment to the cash flow statement resulting from the transition from French accounting standards to IFRS. The only adjustments were related to (i) the reclassification of cash received from short term investments from financing activity to cash from investing activity, and (ii) minor changes in the scope of consolidation presented in item (c) and (d) of the transition note.

This additional disclosure was not deemed material by the Company and does not warrant, in its opinion, a change in the previously filed March 31, 2006 Annual Report.

The table below presents the reconciliation of the cash flow statement presented according to French GAAP to the cash flow statement presented according to IFRS for the year ended March 31, 2005:

In € millions	IFRS	French GAAP	Difference
Net cash flow from operating activities (a)	1,991	1,955	36
Net cash used in investing activities (b)	(1,218)	(1,358)	140
Net cash flows from financing activities (b)	53	226	(173)

(a)	Difference due to minor changes in the scope of consolidation from French Accounting Standards to IFRS.
(b)	Difference due to (i) the reclassification of cash from short term investments from financing to investing activity and (ii) changes in the scope of consolidation.

The Company further informs the staff that there was a reclassification out of cash equivalent on the balance sheet during the transition from French GAAP to IFRS presented in Note 3. Reconciliation of French standards/IFRS at March 31, 2005.

Note 2. Reconciliation of equity to net income as of and for the year ended March 31, 2005, page F-92

24. We note that there was an adjustment to net income as an effect of the transition to IFRS that is attributed to pension. Please explain to us the nature of this adjustment and how it was calculated or determined.

Response

The Company informs the Staff that the adjustment to net income as an effect of the transition to IFRS that is attributed to pension in an amount of €71 million is comprised of the following items:

	Year ended March 31, 2005
	In € million
Reversal of a charge related to the KLM asset ceiling recorded under French GAAP (see Note 3.17.2 and Note 4)	59	(a)
Reversal of a charge recorded under French GAAP as a result of the finalization of the pension plan valuation in the KLM opening balance sheet	11	(b)
Cancellation of amortization of actuarial gains/losses under IFRS	1

Total	71

(a) Under French GAAP, the amount of KLM net assets that could be recognized was limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“the asset ceiling rule”). Under IFRS, as explained in Note 3.17.2 to the Company’s consolidated financial statements, the KLM pension fund surplus has been fully recognized in the KLM opening balance sheet. The KLM pension asset was increased accordingly in the opening balance sheet of KLM prepared under IFRS.

Under French GAAP, the increase in the asset ceiling between the date of the business combination with KLM and March 31, 2005 was charged to the income statement for €59 million and was reversed for IFRS purposes.

(b) The March 31, 2005 IFRS consolidated balance sheets published in the consolidated financial statements reflect the final purchase price allocation of KLM. The finalization of the KLM pension plan valuation led to the reversal of a charge which had been recorded under French GAAP for an amount of €11 million. This difference resulted in an increase in the Company’s net income before tax of €11 million as compared to amounts recorded under French GAAP.

Note 2(g). Offering Reserved for Employees, page F-94

25. In regards to the Offering reserved for employees, we note that under IFRS the entire charge of 69 million corresponding to the valuation of the benefits at fair value received was recognized in the income statement during the year ended March 31, 2005. Please tell us, and disclose in future filings, how the amount would have been recorded under French GAAP. Also, please explain to us why the 69 million is included in the “Other” column as a reversal to the initial charge.

Response

In February 2005, Air France offered its employees (the “Offering Reserved for Employees”) the right to purchase Air France-KLM shares at 20% discount of the market price. In addition, Air France offered its employees a limited number of shares at no cost. Such shares were granted directly by the Company’s principal stockholder, the French State.

Under French GAAP, there is no accounting standard equivalent to IFRS 2, SFAS 123, and SFAS 123R. Therefore, compensation costs related to stock option plans are not reflected in a company’s income statement. The sole cost that might be reflected in a company’s income statement in relation to a stock option plan would be the difference between the exercise price of the options and the price a company might purchase its own shares on the market. In the case of the Offering Reserved for Employees, the shares granted to the employees were granted directly by the Company’s principal stockholders, the French State, i.e. at no cost for Air France. As a result, under French GAAP, no compensation cost was recognized.

Under IFRS, such plan was accounted for in accordance with IFRS 2. The fair value of the plan was determined at the grant date in February 2005. As a result, a compensation cost of €69 million was recorded fully in the Company’s income statement as of and for the year ended March 31, 2005 since there were no vesting conditions attached to the plan. The other side of such entry was in stockholders’ equity, explaining the classification in the column other of the transition note to IFRS for the year ended March 31, 2005.

Note 2(e). Goodwill at April 1, 2004

26. Please explain why no adjustment to reverse goodwill amortization was required in the reconciliation of stockholders’ equity under French GAAP at April 1, 2004 to stockholders’ equity determined in accordance with IFRS at this date.

Response

The Company notes to the Staff that it has elected to use the exemption provided by the paragraph 15 of IFRS 1 which allows it not to apply IFRS 3 “Business Combinations” retrospectively for business combinations that occurred prior to the date of transition (April 1, 2004). These business combinations were primarily related to the acquisitions of UTA and Air Inter in 1990, and Regional Airlines, Britair and Cityjet in 2000.

From April 1, 2004, in accordance with the provisions of IFRS 3, the Company discontinued amortizing such goodwill. This difference with French accounting standards led to a reconciliation item in net income as stated in Note 2(e) to the Company’s consolidated financial statements.

Note 2(i). Tangible Assets, page F-94

27. We note that in the transition to IFRS the useful life of the fleet was reviewed and estimated at 20 years, without residual value. In light of the fact that the useful life of the fleet was 18 years under French GAAP, and citing relevant authoritative literature, please explain to us why you believe it was necessary to change to a longer useful life as a result of the transition to IFRS. Also, please explain to us how you have evaluated the change under the provisions of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Response

During the transition to IFRS, the Company reviewed its aircraft depreciation policy noting that, based on its experience and the technological improvements made by the manufacturers, its aircraft had useful lives greater than 18 years. The Company therefore concluded that 20 years better reflects the useful life of its aircraft. The Company also concluded that the residual value is nil at the acquisition date taking into account the 20-year period. As indicated in Note 3.13.3 to the Company’s consolidated financial statements, both the amortization periods and the residual values are reviewed on an annual basis in light of the fleet replacement plans during the operating cycle of the aircraft.

This new policy was adopted as of the transition date to IFRS (i.e. April 1, 2004) and had no impact on the carrying value of the aircraft as the depreciation rate was identical under both policies. Under the previous policy, the Company depreciated 90% of the value of the aircraft over 18 years (i.e., a depreciation rate of 5%). Under the new policy, the Company depreciates 100% of the value of the aircraft over 20 years. The reconciling item of €23 million for the year ended March 31, 2005 relates entirely to the application of this new depreciation policy to KLM following the acquisition of KLM on May 4, 2004 as consolidated financial statements are to be prepared using uniform accounting policies for like transactions and other events in similar circumstances in accordance with paragraph 28 of IAS 27.

US GAAP Reconciliation

Note 41.1. Reconciliation of Net Income and Stockholders’ Equity

(a) Negative Goodwill under US GAAP, page F-99

28. We note your disclosure that there is an adjustment to goodwill to account for maintenance costs as an expense when incurred under US GAAP as compared to under IFRS in which maintenance costs are capitalized and depreciated over the period to the next major overhaul. Please explain to us why this adjustment, which presumably removes the capitalized maintenance assets under IFRS accounting, would increase the amount of negative goodwill recognized.

Response

As part of the adjustment to account for maintenance as cost as incurred under US GAAP, the Company also had to adjust the provision for restitution cost for aircraft under operating lease.

Under IFRS, the Company accrues such costs as soon as the aircraft does not meet the return to condition criteria set forth in the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return to condition criteria set forth in the lease arrangement, the Company capitalizes the related amount in excess. Such an amount is amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under US GAAP, maintenance costs are expensed as incurred and restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable. This difference results in a higher provision under IFRS. The Company therefore had to reduce the restitution cost provision under US GAAP as compared to IFRS. The combined effect of (i) the cancellation of the capitalized maintenance cost for aircraft under operating lease and (ii) the adjustment to the aircraft restitution provision was a net increase of €15 million of the negative goodwill under US GAAP as compared to the calculation of the negative goodwill under IFRS.

(b) Reconciling items related to aircraft, page F-104

29. Please explain why the difference in accounting for maintenance costs between IFRS and US GAAP resulted in a reconciling decreasing US GAAP net earnings by Euro 42 million during the year ended March 31, 2006 versus a reconciling item increasing US GAAP net earnings by EURO 6 million during the year ended March 31, 2005.

Response

During the year ended March 31, 2006, there were a significant increase in the cost of maintenance operations and a significantly higher number of engine shop visits and airframe overhaul at both Air France and KLM. For instance, the Company performed an additional 30% engine shop visits during the year ended March 31, 2006 in comparison to the year ended March 31, 2005. The higher level of maintenance activities resulted in a significantly higher capitalization of maintenance costs under IFRS that had to be expensed under US GAAP for the year ended March 31, 2006.

The increase in net earnings during the year ended March 31, 2005 originates from the fact that the reversal of the depreciation expense recorded under IFRS was higher than the reversal of the maintenance costs capitalized under IFRS during the year.

(h) Other, page F-110

30. We note your disclosure that there is an adjustment to equity method investments under US GAAP related to Alpha and to Amadeus GTD. Please tell us the amount of the adjustment that relates to Alpha and the difference in accounting for pension, and the amount that relates to Amadeus GTD and the difference in accounting for business combination. Also, please provide us details of how the leveraged buy-out transaction was accounted for under US GAAP and explain the differences and similarities in the accounting under IFRS. In addition, tell us and disclose in future filings, the accounting policy used to value the interests in Amadeus GTD and the rationale therefore.

Response

Stockholders’ equity and net income US GAAP adjustments related to equity investments can be broken down as follows:

	Income Statement		Stockholders’ equity
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
	(in € millions)
Alpha	—	(3)	7	7
Amadeus	(21)	(3)	—	(9)
Other	—	2	—	—

Total	(21)	(4)	7	(2)

The GAAP difference on Alpha investment relates to the option chosen by Alpha under IFRS to record through equity additional actuarial gains and losses arising in post-employment benefit plans other than those allowed within the corridor scope as permitted by IAS 19.

As of March 31, 2005, the US GAAP adjustment on Amadeus investment mainly reflected:

(i) differences in accounting for goodwill amortization between IFRS and US GAAP

Under IFRS, and except for business combinations which occurred on or after March 31, 2004, the Company has amortized goodwill on a systematic basis over its useful life, until March 31, 2004. Under U.S. GAAP, goodwill acquired in a business combination for which the acquisition date is after June 30, 2001 may not be amortized, and any existing goodwill at April 1, 2002 is no longer amortizable for U.S. GAAP purposes beginning on such date according to SFAS No. 142, Goodwill and Other Intangible Assets.

Upon realization of the leveraged buy-out transaction described in Note 10 to the Company’s consolidated financial statements, the effect of this difference of €21 million was reversed in the income statement.

(ii) difference in the accounting treatment of treasury stock prior to the adoption of IAS 32/39 by the Company under IFRS on April 1, 2005 (€30 million).

The Company respectfully requests the Staff to refer to the response made to question 9 above for details of how the leveraged buy-out transaction was accounted for under US GAAP and on the differences and similarities in the accounting under IFRS.

In addition, the Company proposes to expand its current disclosure in future filings as follows:

“As a consequence of the Amadeus GTD transaction, Air France-KLM’s interest in WAM was reduced to zero under both IFRS and US GAAP. After Air France-KLM’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Air France-KLM has incurred legal or constructive obligations or made payments on behalf of the associate. Air France-KLM is not expected to guarantee debt or enter into any other agreements that may require the Company to infuse cash into WAM.

If WAM subsequently reports profits, Air France-KLM will resume recognizing its share of those profits only after its share of the profits exceeds the share of losses not recognized.”

(i) Deferred income tax effect on above adjustments, page F-111

31. Please tell us, and disclose in future filings, the tax rate used in the calculation of this adjustment. Also, please indicate any adjustments which did not have a related tax effect.

Response

The tax rates used in the calculation of the deferred tax effect are:

•	For the year ended March 31, 2006: the enacted tax rate in France is 34.43% and the enacted tax rate in the Netherlands is 29.6%

•	For the year ended March 31, 2005: the enacted tax rate in France was 34.93% and the enacted tax rate in the Netherlands was 30%

The non taxable items are as follows:

•	Elimination of negative goodwill recognized under IFRS of €0 and €1,352 million for the years ended March 31, 2006 and March 31, 2005, respectively (please refer to Note 41.1 (a) to the Company’s consolidated financial statements)

•	Stock-based compensation for €19 million and €23 million for the years ended March 31, 2006 and March 31, 2005, respectively (please refer to Note 41.1 (e) to the Company’s consolidated financial statements)

The Company will disclose this information in its future filings.

Note 41.2. US GAAP Financial Information, page F-112

32. We note that the statements of income prepared in accordance with US GAAP present the line item “financial result.” Please revise future filings to present separate amounts for both interest expense and interest income. See Rule 5-04(7) and (8) of Regulation S-X.

Response

In response to the Staff’s comment, the statements of income will be presented as follows in future fillings:

	Year ended
(in € millions)	March 31, 2007	March 31, 2006	March 31, 2005
Net sales		21,441	19,067
Salaries and related costs		(6,410)	(5,960)
Aircraft fuel		(3,588)	(2,653)
Depreciation and amortization		(1,392)	(1,512)
Other expenses		(8,611)	(7,471)
Financial income		591	525

Financial expense		(808)	(883)

Income before taxes, minority interests and share in net income of equity affiliates		1,224	1,113
Income tax (expense) income		(244)	(447)
Share in net income of equity affiliates		37	76
Minority interests		(13)	13

Net income		1,004	755

33. We note that the statement of changes in stockholders’ equity in accordance with US GAAP includes a line for deferred compensation. Please explain to us how the deferred compensation amounts for the years ended March 31, 2006 and 2005 were determined or calculated.

Response

Under US GAAP, the fair value of a stock-based compensation plan is accounted for, at the grant date, as a debit to deferred compensation and as a credit to the additional paid in capital. The deferred compensation balance is subsequently reduced over the vesting period of the plan when the Company accounts for the compensation cost in its income statement. Accounting for stock-based compensation plans is slightly different under IFRS; at grant date, there is no such entry to deferred compensation as the Company accounts for the compensation cost over the service period by debiting compensation cost in the income statement and crediting additional paid in capital.

As of March 31, 2006 and 2005, the deferred compensation balance was comprised of the following:

	Year ended
(in € millions)	March 31, 2006	March 31, 2005
ESA 1998 plan	(37)	(56)
ESA 2003 plan	(262)	(180)

	(299)	(236)

The Company informs the Staff that the deferred compensation balance as of March 31, 2006 also includes the € 109 million compensation amount due to the French State in connection with ESA 2003 plan (see our response to question 4 above for further details on the accounting treatment of ESA 2003 plan under IFRS). Such amount should not be classified as deferred compensation. The Company will reclassify this amount as a reduction of additional Paid-In Capital in future filings rather than as a debit to deferred compensation. This reclassification will not affect total shareholder’s equity under US GAAP as of March 31, 2006. The Company will reverse the total deferred compensation balance against additional paid-in capital at the date of transition to SFAS 123R (i.e., April 1, 2006).

* * * * *

Should the Staff have any questions or require any additional information, please telephone Dominique Barbarin (tel: +33 1 41 56 88 60) or email at dobarbarin@airfrance.fr. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Yours sincerely

/s/ Philippe Calavia

cc:	Claire Erlanger, Division of Corporate Finance
Dominique Barbarin, Air France-KLM
Jean-Marc Bardy, Air France-KLM
Michel Cascarino, Air France-KLM
Pascal Pincemin/Jean-Pierre Agazzi, Deloitte & Associés
Jean-Paul Vellutini/Jean Blascos, KPMG S.A.
Tom O’Neill, Linklaters